Exhibit 99.1

For further information:

Investor Relations 416-947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF

THIRD QUARTER 2014 RESULTS AND CONFERENCE CALL

Toronto (October 2, 2014) — Agnico Eagle Mines Limited (NYSE: AEM) (TSX: AEM) (“Agnico Eagle” or the “Company”) will release its third quarter 2014 operating and financial results on Wednesday, October 29, 2014, after normal trading hours.

Third Quarter 2014 Results Conference Call Webcast

Agnico Eagle’s senior management will host a conference call on Thursday, October 30, 2014 at 11:00 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen in by telephone, please dial 416-847-6330 or Toll-free 1-866-530-1553. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 647-436-0148 or Toll-free 1-888-203-1112, access code 9653906. The conference call replay will expire on November 30, 2014 at 2:00 PM.

The webcast along with presentation slides will be archived for 180 days on www.agnicoeagle.com.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone: 416-947-1212

Email: info@agnicoeagle.com

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

www.agnicoeagle.com